

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Jeff Clementz
Chief Executive Officer
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103

> **Re: Shift Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 2, 2022**
> **File No. 333-267601**

Dear Jeff Clementz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

U.S. Federal Income Tax Consequences of the Merger, page 154

1. We note your amended disclosure and opinion of counsel in response to comment 1. Please further revise both (a) your disclosure and (b) the opinion of counsel filed as Exhibit 8.1 to state clearly that the disclosure in the relevant tax consequences sections of the prospectus (i.e., "Tax Consequences of the Merger to U.S. Holders Generally" beginning on page 155 and "Federal Income Tax Treatment of the Reverse Stock Split Amendment" beginning on page 158) is the opinion of counsel as to the applicable U.S. federal income tax consequences to U.S. holders generally. Please refer to Sections III.B.2, C.1 and C.2 of Staff Legal Bulletin No. 19 for guidance.

Jeff Clementz
Shift Technologies, Inc.
November 3, 2022
Page 2

       You may contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Martin Glass